Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2015

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2015	2014	2015	2014
OPERATING REVENUES
Service		$2,934	$2,801	$8,647	$8,252
Equipment		207	199	597	560
Revenues arising from contracts with customers		3,141	3,000	9,244	8,812
Other operating income	6	14	28	41	62
		3,155	3,028	9,285	8,874
OPERATING EXPENSES
Goods and services purchased		1,394	1,333	4,050	3,823
Employee benefits expense	7	693	630	1,951	1,836
Depreciation	16	361	363	1,069	1,057
Amortization of intangible assets	17	110	96	322	309
		2,558	2,422	7,392	7,025
OPERATING INCOME		597	606	1,893	1,849
Financing costs	8	106	124	333	341
INCOME BEFORE INCOME TAXES		491	482	1,560	1,508
Income taxes	9	126	127	439	395
NET INCOME		365	355	1,121	1,113
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		1	(4)	(1)	(4)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		12	3	17	4
Change in unrealized fair value of available-for-sale financial assets		1	2	(2)	(2)
		14	1	14	(2)
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		(156)	(14)	(41)	207
		(142)	(13)	(27)	205
COMPREHENSIVE INCOME		$223	$342	$1,094	$1,318
NET INCOME PER COMMON SHARE	11
Basic		$0.61	$0.58	$1.85	$1.80
Diluted		$0.61	$0.58	$1.85	$1.80

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		601	613	605	617
Diluted		603	615	606	619

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and temporary investments, net		$141	$60
Accounts receivable	25(a)	1,430	1,483
Income and other taxes receivable		17	97
Inventories	25(a)	407	320
Prepaid expenses		331	199
Real estate joint venture advances	18(c)	57	—
Current derivative assets	4(e)	40	27
		2,423	2,186
Non-current assets
Property, plant and equipment, net	16	9,592	9,123
Intangible assets, net	17	9,873	7,797
Goodwill, net	17	3,761	3,757
Real estate joint venture advances	18(c)	—	120
Real estate joint ventures	18(c)	25	21
Other long-term assets	25(a)	262	213
		23,513	21,031
		$25,936	$23,217

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$101	$100
Accounts payable and accrued liabilities	25(a)	2,100	2,019
Income and other taxes payable		11	2
Dividends payable	12	252	244
Advance billings and customer deposits	25(a)	753	753
Provisions	20	133	126
Current maturities of long-term debt	21	1,512	255
Current derivative liabilities	4(e)	1	—
		4,863	3,499
Non-current liabilities
Provisions	20	384	342
Long-term debt	21	10,200	9,055
Other long-term liabilities	25(a)	1,081	931
Deferred income taxes		1,988	1,936
		13,653	12,264
Liabilities		18,516	15,763
Owners’ equity
Common equity	22	7,420	7,454
		$25,936	$23,217

Contingent Liabilities	23

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 22)				other
(millions except number of Common Shares)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total
Balance as at January 1, 2014		623,432,398	$5,296	$149	$2,539	$31	$8,015
Net income		—	—	—	1,113	—	1,113
Other comprehensive income	10	—	—	—	207	(2)	205
Dividends	12	—	—	—	(691)	—	(691)
Share option award expense	13(a)	—	—	2	—	—	2
Common Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	1,261,183	10	(10)	—	—	—
Normal course issuer bid purchase of Common Shares		(13,004,471)	(111)	—	(389)	—	(500)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(b)
Reversal of opening liability		—	18	—	57	—	75
Recognition of closing liability		—	(17)	—	(58)	—	(75)
Other		—	—	—	(1)	—	(1)
Balance as at September 30, 2014		611,689,110	$5,196	$141	$2,777	$29	$8,143
Balance as at January 1, 2015		609,024,434	$5,175	$141	$2,100	$38	$7,454
Net income		—	—	—	1,121	—	1,121
Other comprehensive income	10	—	—	—	(41)	14	(27)
Dividends	12	—	—	—	(748)	—	(748)
Share option award expense	13(a)	—	—	1	—	—	1
Common Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	710,561	5	(5)	—	—	—
Normal course issuer bid purchase of Common Shares		(9,647,662)	(82)	—	(319)	—	(401)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(b)
Reversal of opening liability		—	15	—	60	—	75
Recognition of closing liability		—	(11)	—	(44)	—	(55)
Balance as at September 30, 2015		600,087,333	$5,102	$137	$2,129	$52	$7,420

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income		$365	$355	$1,121	$1,113
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		471	459	1,391	1,366
Deferred income taxes	9	31	37	77	88
Share-based compensation expense, net	13(a)	38	20	40	59
Net employee defined benefit plans expense	14(a)	27	21	81	65
Employer contributions to employee defined benefit plans		(20)	(22)	(68)	(73)
Other		15	(16)	29	(59)
Net change in non-cash operating working capital	25(b)	91	183	8	(69)
Cash provided by operating activities		1,018	1,037	2,679	2,490
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(616)	(587)	(1,903)	(1,719)
Cash payments for spectrum licences and spectrum licence deposits		(12)	—	(2,002)	(1,143)
Cash payments for acquisitions and related investments	25(b)	(5)	(6)	(10)	(46)
Real estate joint ventures advances and contributions	18(c)	(14)	(14)	(38)	(39)
Real estate joint venture receipts	18(c)	95	1	97	2
Proceeds on dispositions		—	2	5	7
Other		3	(7)	(1)	(17)
Cash used by investing activities		(549)	(611)	(3,852)	(2,955)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	25(b)	(253)	(234)	(740)	(680)
Purchase of Common Shares for cancellation	22(b), 25(b)	(140)	(164)	(402)	(500)
Issuance and repayment of short-term borrowings	19	(399)	(5)	1	(300)
Long-term debt issued	21, 25(b)	3,043	2,705	6,337	6,614
Redemptions and repayment of long-term debt	21, 25(b)	(2,656)	(2,552)	(3,933)	(4,766)
Other		—	(7)	(9)	(13)
Cash provided (used) by financing activities		(405)	(257)	1,254	355
CASH POSITION
Increase (decrease) in cash and temporary investments, net		64	169	81	(110)
Cash and temporary investments, net, beginning of period		77	57	60	336
Cash and temporary investments, net, end of period		$141	$226	$141	$226
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	25(b)	$(115)	$(98)	$(329)	$(283)
Interest received		$—	$—	$3	$1
Income taxes paid, net		$(71)	$(119)	$(249)	$(465)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2015

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; and business process outsourcing.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Notes to condensed interim consolidated financial statements	Page	Description
General application
1. Condensed interim consolidated financial statements	7	Summary explanation of basis of presentation of condensed interim consolidated financial statements
2. Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will or may affect us
3. Capital structure financial policies	8	Summary review of our objectives, policies and processes for managing our capital structure
4. Financial instruments	10	Summary schedules and review of financial instruments, including fair values and the management of associated risks
Consolidated results of operations focused
5. Segmented information	15	Summary disclosure of segmented information regularly reported to our chief operating decision-maker
6. Other operating income	16	Summary schedule and review of items comprising Other operating income
7. Employee benefits expense	17	Summary schedule of employee benefits expense
8. Financing costs	17	Summary schedule of items comprising financing costs
9. Income taxes	17	Summary schedule of income tax expense and reconciliations of statutory rate income tax expense to income tax expense
10. Other comprehensive income	18	Details of other comprehensive income and accumulated amounts
11. Per share amounts	19	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12. Dividends per share	19	Summary schedule of dividends declared
13. Share-based compensation	20	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14. Employee future benefits	23	Summary schedules and review of employee future benefits
15. Restructuring and other like costs	24	Summary schedules and review of restructuring and other like costs

notes to condensed interim consolidated financial statements	(unaudited)

Notes to condensed interim consolidated financial statements	Page	Description
Consolidated financial position focused
16. Property, plant and equipment	25	Summary schedule of items comprising property, plant and equipment
17. Intangible assets and goodwill	26	Summary schedule of items comprising intangible assets, including goodwill
18. Real estate joint ventures	27	Summary review of real estate joint ventures and related disclosures
19. Short-term borrowings	29	Summary review of short-term borrowings and related disclosures
20. Provisions	30	Summary schedule and review of items comprising provisions
21. Long-term debt	31	Summary schedule of long-term debt and related disclosures
22. Common Share capital	33	Review of authorized share capital
23. Contingent liabilities	34	Summary review of claims and lawsuits
Other
24. Related party transactions	35	Summary schedules, including review of transactions with key management personnel
25. Additional financial information	37	Summary schedules of items comprising certain primary financial statement line items

1                 condensed interim consolidated financial statements

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2014, other than as set out in Note 2. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the nine-month period ended September 30, 2015, were authorized by our Board of Directors for issue on November 5, 2015.

2                 accounting policy developments

Standards, interpretations and amendments to standards not yet effective and not yet applied

Based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards, unless otherwise indicated, and we are currently determining which date(s) we will select for initial compliance if earlier than the required compliance dates.

•                  Annual Improvements to IFRSs 2012-2014 Cycle, which are required to be applied for years beginning on or after January 1, 2016.

•                  IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018.

•                  IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board on July 22, 2015. The International Accounting Standards Board and the Financial Accounting Standards Board of the United

notes to condensed interim consolidated financial statements	(unaudited)

States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard). The timing of revenue recognition and the classification of our revenues as either service or equipment will be affected due to the allocation of consideration in multiple element arrangements (solutions for our customers that may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time) no longer being affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of revenue relative to the associated cash inflows will also result in the recognition of an asset. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard. The new standard will result in our wireless and wireline segments’ costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and the accounting for millions of our multi-year contracts with our customers will be affected. Significantly, so as to effect the associated accounting, incremental compilation of historical data will be needed for the millions of our already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) necessary to comply with the new standard is expected to span to the first half of 2017. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Corporation Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

notes to condensed interim consolidated financial statements	(unaudited)

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization — excluding restructuring and other like costs (EBITDA* — excluding restructuring and other like costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other like costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other like costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The dividend payout ratio is calculated as the quarterly dividend declared per Common Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings differs in that it excludes: long-term debt prepayment premium; income tax-related adjustments; and the ongoing impacts of share options with the net-cash settlement feature.

During 2015, our financial objectives, which are reviewed annually and which were unchanged from 2014 other than for a revision to our debt ratio long-term objective, included maintaining the financial objectives set out in the following table. We believe that our financial objectives are consistent with maintaining investment grade credit ratings in the range of BBB+ or the equivalent and providing reasonable access to capital.

As at, or 12-month periods ended, September 30 ($ in millions)	Objective	2015	2014
Components of debt and coverage ratios
Net debt [1]		$11,713	$9,253
EBITDA — excluding restructuring and other like costs [2]		$4,438	$4,248
Net interest cost [3]		$454	$435
Debt ratio
Net debt to EBITDA — excluding restructuring and other like costs	2.00 – 2.50 [4]	2.64	2.18
Coverage ratios
Earnings coverage [5]		5.1	5.4
EBITDA — excluding restructuring and other like costs interest coverage [6]		9.8	9.8
Other measures
Dividend payout ratio of adjusted net earnings [7]		71%	67%
Dividend payout ratio	65%–75% [8]	71%	67%

(1)         Net debt is calculated as follows:

As at September 30	Note	2015	2014
Long-term debt	21	$11,712	$9,335
Debt issuance costs netted against long-term debt		48	44
Derivative assets, net		(7)	—
Cash and temporary investments, net		(141)	(226)
Short-term borrowings	19	101	100
Net debt		$11,713	$9,253

(2)         EBITDA — excluding restructuring and other like costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other like costs affecting EBITDA (Note 15)	EBITDA – excluding restructuring and other like costs
Add
Nine-month period ended September 30, 2015	$3,284	$127	$3,411
Year ended December 31, 2014	4,216	75	4,291
Deduct
Nine-month period ended September 30, 2014	(3,215)	(49)	(3,264)
12-month period currently ended	$4,285	$153	$4,438

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.00 – 2.50 times. The ratio as at September 30, 2015, is outside the long-term objective range. In the short term, we may permit this ratio to go outside the objective range (for long-term investment opportunities), but will endeavor to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. We are well in compliance with our credit facilities leverage ratio covenant which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 21(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium; and adding back capitalized interest).

(6)         EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA — excluding restructuring and other like costs divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Adjusted net earnings attributable to Common Shares is calculated as follows:

12-month periods ended September 30	2015	2014
Net income	$1,433	$1,403
Long-term debt prepayment premium, after income tax	—	10
Income tax-related adjustments	6	(14)
Adjusted net earnings attributable to Common Shares	$1,439	$1,399

(8)         Our target guideline for the dividend payout ratio is 65%–75% of sustainable earnings on a prospective basis.

Net debt to EBITDA — excluding restructuring and other like costs was 2.64 times at September 30, 2015, up from 2.18 times one year earlier. The increase in net debt, primarily from the purchase of spectrum licences (see Note 17), was only partly offset by growth in EBITDA — excluding restructuring and other like costs. The earnings coverage ratio for the twelve-month period ended September 30, 2015, was 5.1 times, down from 5.4 times one year earlier. Higher borrowing costs reduced the ratio by 0.5, while growth in income before borrowing costs and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring and other like costs interest coverage ratio for the twelve-month period ended September 30, 2015, was 9.8 times, unchanged from one year earlier. An increase in net interest costs reduced the ratio by 0.4, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.4.

4                 financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at (millions)	September 30, 2015	December 31, 2014
Cash and temporary investments, net	$141	$60
Accounts receivable	1,430	1,483
Derivative assets	43	31
	$1,614	$1,574

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the consolidated statements of financial position. As at September 30, 2015, the weighted average life of customer accounts receivable was 29 days (December 31, 2014 – 29 days) and the weighted average life of past-due customer accounts receivable was 63 days (December 31, 2014 – 62 days). Any late payment charges are levied, at an industry-based market or negotiated rate, on outstanding non-current customer account balances.

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	Note	September 30, 2015	December 31, 2014
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date		$783	$833
30-60 days past billing date		207	214
61-90 days past billing date		60	55
Greater than 90 days past billing date		69	68
		$1,119	$1,170
Customer accounts receivable	25(a)	$1,169	$1,214
Allowance for doubtful accounts		(50)	(44)
		$1,119	$1,170

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Balance, beginning of period	$50	$43	$44	$40
Additions (doubtful accounts expense)	10	9	39	31
Net use	(10)	(7)	(33)	(26)
Balance, end of period	$50	$45	$50	$45

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)         Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining bilateral bank facilities (Note 19) and a syndicated credit facility (Note 21(d));

•                  selling trade receivables to an arm’s-length securitization trust (Note 19);

•                  maintaining a commercial paper program (Note 21(c));

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 21(f). As at September 30, 2015, we could offer $1.25 billion (December 31, 2014 – $3.0 billion) of debt or equity securities pursuant to the shelf prospectus that is effective until December 2016. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative
As at	Non-interest		Construction	Composite long-term debt
September 30, 2015	bearing financial	Short-term	credit facilities commitment	Long-term debt [1]	Currency swap agreement amounts to be exchanged [3]			Currency swap agreement amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 18) [2]	(Note 21)	(Receive)	Pay	Other	(Receive)	Pay	Total
2015 (fourth quarter)	$1,109	$—	$143	$1,040	$(787)	$780	$—	$(138)	$127	$2,274
2016	797	101	—	1,060	—	—	—	(211)	197	1,944
2017	17	—	—	1,132	—	—	3	—	—	1,152
2018	8	—	—	663	—	—	—	—	—	671
2019	6	—	—	1,411	—	—	—	—	—	1,417
Thereafter	14	—	—	11,838	—	—	—	—	—	11,852
Total	$1,951	$101	$143	$17,144	$(787)	$780	$3	$(349)	$324	$19,310
				Total (Note 21(f))		$17,137

(1)             Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at September 30, 2015.

(2)             The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2018.

(3)             The amounts included in the undiscounted non-derivative long-term debt in respect of U.S. dollar denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at September 30, 2015. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
	Non-interest		Construction
	bearing		credit facilities		Currency swap agreement
	financial	Short-term	commitment	Long-term debt [1]	amounts to be exchanged
As at December 31, 2014 (millions)	liabilities	borrowings [1]	(Note 18) [2]	(Note 21)	(Receive)	Pay	Total
2015
First quarter	$1,195	$—	$85	$214	$(49)	$47	$1,492
Balance of year	604	1	—	471	(114)	111	1,073
2016	6	102	—	1,011	—	—	1,119
2017	9	—	—	1,083	—	—	1,092
2018	4	—	—	365	—	—	369
2019	3	—	—	1,365	—	—	1,368
Thereafter	7	—	—	9,696	—	—	9,703
Total	$1,828	$103	$85	$14,205	$(163)	$158	$16,216

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2014.

(2)         The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2016.

(c)          Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions, commitments and commercial paper. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on a limited basis.

(d)         Market risk

Net income and other comprehensive income for the nine-month periods ended September 30, 2015 and 2014, could have varied if the Canadian dollar: U.S. dollar exchange rates and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2015	2014	2015	2014	2015	2014
Reasonably possible changes in market risks [1]
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(24)	$(17)	$(7)	$—	$(31)	$(17)
Canadian dollar depreciates	$23	$15	$7	$—	$30	$15
25% [2] change in Common Share price [3]
Price increases	$(10)	$(8)	$13	$15	$3	$7
Price decreases	$10	$7	$(13)	$(15)	$(3)	$(8)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a nine-month data period and calculated on a monthly basis, the volatility of our Common Share price as at September 30, 2015, was 10.8% (2014 —13.7%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(e)          Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of short-term investments, if any, equal their fair values as they are classified as held for trading. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at (millions)	Sept. 30, 2015	Dec. 31, 2014	Sept. 30, 2015	Dec. 31, 2014	Sept. 30, 2015	Dec. 31, 2014	Sept. 30, 2015	Dec. 31, 2014
Assets
Foreign exchange derivatives	$28	$4	$—	$—	$28	$4	$—	$—
Share-based compensation derivatives	15	27	—	—	15	27	—	—
Available-for-sale portfolio investments	27	26	2	5	25	21	—	—
	$70	$57	$2	$5	$68	$52	$—	$—
Liabilities
Foreign exchange derivatives	$1	$—	$—	$—	$1	$—	$—	$—
Share-based compensation derivatives	4	—	—	—	4	—	—	—
	$5	$—	$—	$—	$5	$—	$—	$—

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

			September 30, 2015		December 31, 2014
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Notional amount	Fair value and carrying value
Current Assets [1]
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT [2]	2016	$193	$15	$109	$4
Currency risks arising from U.S. dollar denominated purchases	HFH [3]	2016	$93	6	$—	—
Currency risks arising from U.S. dollar revenues	HFT [2]	2016	$23	—	$30	—
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2015	$78	12	$91	23
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	HFH [3]	2015	$753	7	$—	—
				$40		$27
Other Long-Term Assets [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2016	$68	$3	$64	$4
Current Liabilities [1]
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT [2]	2016	$16	$1	$19	$—
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2015	$3	—	$—	—
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	HFH [3]	2015	$27	—	$—	—
				$1		$—
Other Long-Term Liabilities [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2017	$69	$4	$—	$—

(1)         Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	September 30, 2015		December 31, 2014
As at (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 21)	$11,712	$12,315	$9,310	$10,143

(f)           Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items and their location within the condensed interim consolidated statements of income and other comprehensive income. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
(millions)	2015	2014	Location	2015	2014
THREE-MONTH PERIODS ENDED SEPTEMBER 30
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$5	$—	Goods and services purchased	$—	$—
Changes in share-based compensation costs (Note 13 (c))	(6)	(6)	Employee benefits expense	(1)	(1)
Currency risks arising from U.S. dollar denominated commercial paper (Note 21 (c))	7	—	Financing costs	7	—
	$6	$(6)		$6	$(1)

notes to condensed interim consolidated financial statements	(unaudited)

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)				Amount
(millions)	2015	2014	Location	2015	2014
NINE-MONTH PERIODS ENDED SEPTEMBER 30
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$6	$—	Goods and services purchased	$—	$2
Changes in share-based compensation costs (Note 13(c))	(1)	4	Employee benefits expense	7	6
Currency risks arising from U.S. dollar denominated commercial paper (Note 21 (c))	7	—	Financing costs	7	—
	$12	$4		$14	$8

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the condensed interim consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
		Three months		Nine months
Periods ended September 30 (millions)	Location	2015	2014	2015	2014
Derivatives used to manage currency risks	Financing costs	$10	$8	$19	$2

5                 segmented information

General

The operating segments that are regularly reported to our Chief Executive Officer (our chief operating decision-maker) are wireless and wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also wireless and wireline. The wireless segment includes network revenues (data and voice) and equipment sales. The wireline segment includes data (which includes Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions), voice, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision-maker.

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2015	2014	2015	2014	2015	2014	2015	2014
Operating revenues
External revenue	$1,767	$1,684	$1,388	$1,344	$—	$—	$3,155	$3,028
Intersegment revenue	16	13	44	46	(60)	(59)	—	—
	$1,783	$1,697	$1,432	$1,390	$(60)	$(59)	$3,155	$3,028
EBITDA [1]	$715	$700	$353	$365	$—	$—	$1,068	$1,065
CAPEX, excluding spectrum licences [2]	$209	$251	$414	$406	$—	$—	$623	$657
EBITDA less CAPEX, excluding spectrum licences	$506	$449	$(61)	$(41)	$—	$—	$445	$408
					Operating revenues (above)		$3,155	$3,028
					Goods and services purchased		1,394	1,333
					Employee benefits expense		693	630
					EBITDA (above)		1,068	1,065
					Depreciation		361	363
					Amortization		110	96
					Operating income		597	606
					Financing costs		106	124
					Income before income taxes		$491	$482

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services

notes to condensed interim consolidated financial statements	(unaudited)

purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the condensed interim consolidated statements of cash flows.

Nine-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2015	2014	2015	2014	2015	2014	2015	2014
Operating revenues
External revenue	$5,161	$4,843	$4,124	$4,031	$—	$—	$9,285	$8,874
Intersegment revenue	44	39	130	131	(174)	(170)	—	—
	$5,205	$4,882	$4,254	$4,162	$(174)	$(170)	$9,285	$8,874
EBITDA [1]	$2,178	$2,098	$1,106	$1,117	$—	$—	$3,284	$3,215
CAPEX, excluding spectrum licences [2]	$684	$644	$1,238	$1,145	$—	$—	$1,922	$1,789
EBITDA less CAPEX, excluding spectrum licences	$1,494	$1,454	$(132)	$(28)	$—	$—	$1,362	$1,426
					Operating revenues (above)		$9,285	$8,874
					Goods and services purchased		4,050	3,823
					Employee benefits expense		1,951	1,836
					EBITDA (above)		3,284	3,215
					Depreciation		1,069	1,057
					Amortization		322	309
					Operating income		1,893	1,849
					Financing costs		333	341
					Income before income taxes		$1,560	$1,508

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the condensed interim consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision-maker.

6                 other operating income

		Three months		Nine months
Periods ended September 30 (millions)	Note	2015	2014	2015	2014
Government assistance, including deferral account amortization		$14	$14	$38	$42
Investment income (loss)		(2)	—	(4)	—
Interest income	18(c)	—	—	2	1
Gain (loss) on disposal of assets and other		2	14	5	19
		$14	$28	$41	$62

notes to condensed interim consolidated financial statements	(unaudited)

7                 employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2015	2014	2015	2014
Employee benefits expense — gross
Wages and salaries		$653	$614	$1,873	$1,799
Share-based compensation [1]	13	35	29	99	86
Pensions — defined benefit	14(a)	27	21	81	65
Pensions — defined contribution	14(b)	24	22	69	64
Restructuring costs [1]	15(b)	34	16	68	34
Other		38	36	115	113
		811	738	2,305	2,161
Capitalized internal labour costs
Property, plant and equipment		(82)	(73)	(241)	(220)
Intangible assets subject to amortization		(36)	(35)	(113)	(105)
		(118)	(108)	(354)	(325)
		$693	$630	$1,951	$1,836

(1)         For the three-month and nine-month periods ended September 30, 2015, $11 of share-based compensation was included in restructuring costs (2014 — $NIL).

8                 financing costs

		Three months		Nine months
Periods ended September 30 ($ in millions)	Note	2015	2014	2015	2014
Interest expense
Interest on long-term debt - gross		$128	$111	$368	$318
Capitalized long-term debt interest [1]		(18)	—	(27)	—
Interest on long-term debt — net		110	111	341	318
Interest on short-term borrowings and other		2	1	5	5
Interest accretion on provisions	20	3	2	9	6
Long-term debt prepayment premium		—	13	—	13
		115	127	355	342
Employee defined benefit plans net interest	14(a)	7	1	20	2
Foreign exchange		(16)	(4)	(21)	(2)
		106	124	354	342
Interest income
Interest on income tax refunds		—	—	(20)	—
Other		—	—	(1)	(1)
		—	—	(21)	(1)
		$106	$124	$333	$341

(1)         Long-term debt interest at a composite rate of 3.31% was capitalized to intangible assets with indefinite lives.

9                 income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Current income tax expense (recovery)
For current reporting period	$118	$90	$462	$307
Adjustments recognized in the current period for income tax of prior periods	(23)	—	(100)	—
	95	90	362	307
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	12	37	(48)	90
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	48	—
Adjustments recognized in the current period for income tax of prior periods	19	—	77	(2)
	31	37	77	88
	$126	$127	$439	$395

notes to condensed interim consolidated financial statements	(unaudited)

Our income tax expense differs from that calculated by applying weighted average statutory income tax rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2015		2014
Basic blended income tax at weighted average statutory income tax rates	$130	26.5%	$126	26.1%
Revaluation of deferred income tax liability to reflect future income tax rates	—	—	—	—
Adjustments recognized in the current period for income tax of prior periods	(4)	(0.8)	—	—
Other	—	—	1	0.2
Income tax expense per condensed interim consolidated statements of income and other comprehensive income	$126	25.7%	$127	26.3%

Nine-month periods ended September 30 ($ in millions)	2015		2014
Basic blended income tax at weighted average statutory income tax rates	$412	26.4%	$395	26.2%
Revaluation of deferred income tax liability to reflect future income tax rates	48	3.1	—	—
Adjustments recognized in the current period for income tax of prior periods	(23)	(1.5)	(2)	(0.1)
Other	2	0.1	2	0.1
Income tax expense per condensed interim consolidated statements of income and other comprehensive income	$439	28.1%	$395	26.2%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

	Three months		Nine months
Periods ended September 30	2015	2014	2015	2014
Basic federal rate	14.4%	14.8%	14.4%	14.7%
Weighted average provincial rate	10.7	10.8	10.9	10.8
Non-Canadian jurisdictions	1.4	0.5	1.1	0.7
	26.5%	26.1%	26.4%	26.2%

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(f))			Cumulative	Change in unrealized fair
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH PERIODS ENDED SEPTEMBER 30
Accumulated balance as at July 1, 2014			$3	$9	$16	$28
Other comprehensive income (loss)
Amount arising	$(6)	$1	(5)	3	2	—	$(19)	$(19)
Income taxes	$(1)	$—	(1)	—	—	(1)	(5)	(6)
Net			(4)	3	2	1	$(14)	$(13)
Accumulated balance as at September 30, 2014			$(1)	$12	$18	$29
Accumulated balance as at July 1, 2015			$2	$23	$13	$38
Other comprehensive income (loss)
Amount arising	$6	$(6)	—	12	1	13	$(212)	$(199)
Income taxes	$2	$(3)	(1)	—	—	(1)	(56)	(57)
Net			1	12	1	14	$(156)	$(142)
Accumulated balance as at September 30, 2015			$3	$35	$14	$52

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(f))			Cumulative	Change in unrealized fair
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
NINE-MONTH PERIODS ENDED SEPTEMBER 30
Accumulated balance as at January 1, 2014			$3	$8	$20	$31
Other comprehensive income (loss)
Amount arising	$4	$(8)	(4)	4	(3)	(3)	$280	$277
Income taxes	$1	$(1)	—	—	(1)	(1)	73	72
Net			(4)	4	(2)	(2)	$207	$205
Accumulated balance as at September 30, 2014			$(1)	$12	$18	$29
Accumulated balance as at January 1, 2015			$4	$18	$16	$38
Other comprehensive income (loss)
Amount arising	$12	$(14)	(2)	17	(2)	13	$(65)	$(52)
Income taxes	$3	$(4)	(1)	—	—	(1)	(24)	(25)
Net			(1)	17	(2)	14	$(41)	$(27)
Accumulated balance as at September 30, 2015			$3	$35	$14	$52

As at September 30, 2015, our estimate of the net amount of existing gains arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $NIL

11          per share amounts

Basic net income per Common Share is calculated by dividing net income by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Basic total weighted average number of Common Shares outstanding	601	613	605	617
Effect of dilutive securities
Share option awards	2	2	1	2
Diluted total weighted average number of Common Shares outstanding	603	615	606	619

For the three-month and nine-month periods ended September 30, 2015 and 2014, no outstanding share option awards were excluded in the computation of diluted net income per Common Share.

12          dividends per share

(a)         Dividends declared

Nine-month periods ended
September 30 (millions except	2015				2014
per share amounts)	Declared		Paid to		Declared		Paid to
Common share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2015	$0.40	Apr. 1, 2015	$243	Mar. 11, 2014	$0.36	Apr. 1, 2014	$224
Quarter 2 dividend	Jun. 10, 2015	0.42	Jul. 2, 2015	253	Jun. 10, 2014	0.38	Jul. 2, 2014	234
Quarter 3 dividend	Sep. 10, 2015	0.42	Oct. 1, 2015	252	Sep. 10, 2014	0.38	Oct. 1, 2014	233
		$1.24		$748		$1.12		$691

notes to condensed interim consolidated financial statements	(unaudited)

On November 4, 2015, the Board of Directors declared a quarterly dividend of $0.44 per share on our issued and outstanding Common Shares payable on January 4, 2016, to holders of record at the close of business on December 11, 2015. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on December 11, 2015.

(b)         Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market.

We may, at our discretion, offer the Common Shares at a discount of up to 5% from the market price. We opted to have the trustee acquire the Common Shares in the stock market with no discount offered. In respect of Common Share dividends declared during the three-month and nine-month periods ended September 30, 2015, $16 million (2014 — $11 million) and $43 million (2014 — $32 million), respectively, was to be reinvested in Common Shares.

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the condensed interim consolidated statements of income and other comprehensive income as Employee benefits expense and in the condensed interim consolidated statements of cash flows are the following share-based compensation amounts:

	2015			2014
Three-month periods ended September 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$—	$—	$—	$—	$—	$—
Restricted stock units [1]	37	1	38	20	—	20
Employee share purchase plan	9	(9)	—	9	(9)	—
	$46	$(8)	$38	$29	$(9)	$20

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(f)). Within employee benefits expense (see Note 7), restricted stock unit expense of $26 (2014 — $20) is presented as share-based compensation and the balance is included in restructuring costs.

	2015			2014
Nine-month periods ended September 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$1	$—	$1	$2	$—	$2
Restricted stock units [1]	81	(42)	39	57	—	57
Employee share purchase plan	28	(28)	—	27	(27)	—
	$110	$(70)	$40	$86	$(27)	$59

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(f)). Within employee benefits expense (see Note 7), restricted stock unit expense of $70 (2014 — $57) is presented as share-based compensation and the balance is included in restructuring costs.

For the three-month and nine-month periods ended September 30, 2015, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $2 million (2014 — $2 million) and $19 million (2014 — $5 million), respectively. For the three-month and nine-month periods ended September 30, 2015, the income tax benefit arising from share-based compensation was $12 million (2014 — $8 million) and $29 million (2014 — $22 million), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Share option awards

The following table presents a summary of the activity related to our share option plan.

	Three months		Nine months
Periods ended September 30, 2015	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	3,169,561	$22.92	4,667,422	$23.53
Exercised [1]	(428,571)	$23.94	(1,712,096)	$24.82
Forfeited	(8,940)	$25.48	(67,900)	$26.26
Expired	—	$—	(155,376)	$21.90
Outstanding, end of period	2,732,050	$22.75	2,732,050	$22.75

(1)         The total intrinsic value of share option awards exercised for the three-month and nine-month periods ended September 30, 2015, was $9 million (reflecting a weighted average price at the dates of exercise of $43.61 per share) and $31 million (reflecting a weighted average price at the dates of exercise of $42.83 per share), respectively. The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the condensed interim consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

The following is a life and exercise price stratification of our outstanding share options, all of which are vested and are for Common Shares, as at September 30, 2015.

Options outstanding and exercisable					Weighted average
Range of option prices				Total	price
Low	$14.91	$21.42	$28.56	$14.91
High	$18.92	$25.64	$31.69	$31.69
Year of expiry and number of options
2016	335,984	—	—	335,984	$15.30
2017	655,362	35,020	—	690,382	$16.62
2018	—	719,426	—	719,426	$23.29
2019	—	—	986,258	986,258	$29.20
	991,346	754,446	986,258	2,732,050
Weighted average remaining contractual life (years)	1.1	2.4	3.6	2.4
Weighted average price	$16.00	$23.21	$29.20	$22.75
Aggregate intrinsic value [1] (millions)	$26	$14	$13	$53

(1)         The aggregate intrinsic value is calculated based on the September 30, 2015, price of $42.05 per Common Share.

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one Common Share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding Common Share. The notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding Common Shares at the grant date. The restricted stock units generally become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0% — 200%) depending upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date and thus the notional subset has been included with the presentation of our restricted stock units with only service conditions. The recurring estimation, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance element is determined using a Monte Carlo simulation.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of our outstanding non-vested restricted stock units.

Non-vested restricted stock units as at	September 30, 2015	December 31, 2014
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	5,861,133	5,455,368
Notional subset affected by total customer connections performance condition	133,909	69,072
	5,995,042	5,524,440
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	401,728	207,215
	6,396,770	5,731,655

The following table presents a summary of the activity related to our restricted stock units without market performance conditions.

	Three months			Nine months
	Number of restricted stock units [1]		Weighted average grant-date	Number of restricted stock units [1]		Weighted average grant-date
Periods ended September 30, 2015	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	5,963,637	—	$38.93	5,524,440	—	$35.04
Vested	—	8,775	$35.53	—	38,717	$34.20
Issued
Initial award	21,845	—	$42.48	1,747,990	—	$44.17
In lieu of dividends	57,411	81	$42.45	170,740	251	$42.50
Vested	(24,657)	24,657	$38.68	(1,337,567)	1,337,567	$29.82
Settled in cash	—	(24,881)	$38.66	—	(1,367,903)	$29.91
Forfeited and cancelled	(23,194)	—	$39.14	(110,561)	—	$36.97
Outstanding, end of period
Non-vested	5,995,042	—	$38.94	5,995,042	—	$38.94
Vested	—	8,632	$35.56	—	8,632	$35.56

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at September 30, 2015, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units [1]
2015	2,174,000	$38.18	288,588	2,462,588
2016	1,727,000	$41.07	239,327	1,966,327
2017	1,473,000	$45.76	93,127	1,566,127
	5,374,000		621,042	5,995,042

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

(d)         Employee share purchase plan

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Employee contributions	$22	$21	$79	$74
Employer contributions	9	9	28	27
	$31	$30	$107	$101

notes to condensed interim consolidated financial statements	(unaudited)

14          employee future benefits

(a)         Defined benefit plans — expense

Our defined benefit pension plan expense (recovery) was as follows:

	2015				2014
Three-month periods ended September 30 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$26	$—	$—	$26	$20	$—	$—	$20
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	87	—	87	—	93	—	93
Return, including interest income, on plan assets [1]	—	(80)	218	138	—	(92)	17	(75)
	—	7	218	225	—	1	17	18
Administrative fees	1	—	—	1	1	—	—	1
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	(6)	(6)	—	—	2	2
	$27	$7	$212	$246	$21	$1	$19	$41

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

	2015				2014
Nine-month periods ended September 30 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$76	$—	$—	$76	$60	$—	$—	$60
Past service costs	1	—	—	1	1	—	—	1
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	262	—	262	—	279	—	279
Return, including interest income, on plan assets [1]	—	(243)	65	(178)	—	(277)	(360)	(637)
Interest effect on asset ceiling limit	—	1	—	1	—	—	—	—
	—	20	65	85	—	2	(360)	(358)
Administrative fees	4	—	—	4	4	—	—	4
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	—	—	80	80
	$81	$20	$65	$166	$65	$2	$(280)	$(213)

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

(b)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Union pension plan and public service pension plan contributions	$8	$7	$22	$21
Other defined contribution pension plans	16	15	47	43
	$24	$22	$69	$64

notes to condensed interim consolidated financial statements	(unaudited)

15          restructuring and other like costs

(a)         Details of restructuring and other like costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition or disposition activity in other like costs.

Restructuring and other like costs are presented in the condensed interim consolidated statements of income and other comprehensive income as set out in the following table:

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Goods and services purchased	$17	$14	$59	$15
Employee benefits expense	34	16	68	34
	$51	$30	$127	$49

(b) Restructuring provisions

Employee related provisions and other provisions, as presented in Note 20, include amounts in respect of restructuring activities. In 2015, restructuring activities included ongoing efficiency initiatives such as: business integrations; business process outsourcing; internal offshoring and reorganizations; and consolidation of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

	2015			2014
Three-month periods ended September 30 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$38	$18	$56	$16	$14	$30
Reversal	(4)	(1)	(5)	—	—	—
Expense	34	17	51	16	14	30
Use	(17)	(17)	(34)	(9)	(12)	(21)
Expenses greater (less) than disbursements	17	—	17	7	2	9
Restructuring accruals and provisions
Balance, beginning of period	40	64	104	23	26	49
Balance, end of period	$57	$64	$121	$30	$28	$58

(1)         The transactions and balances in this column, excepting share-based compensation amounts, are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

	2015			2014
Nine-month periods ended September 30 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$72	$60	$132	$34	$16	$50
Reversal	(4)	(1)	(5)	—	(1)	(1)
Expense	68	59	127	34	15	49
Use	(52)	(23)	(75)	(39)	(20)	(59)
Expenses greater (less) than disbursements	16	36	52	(5)	(5)	(10)
Restructuring accruals and provisions
Balance, beginning of period	41	28	69	35	33	68
Balance, end of period	$57	$64	$121	$30	$28	$58

(1)         The transactions and balances in this column, excepting share-based compensation amounts, are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

notes to condensed interim consolidated financial statements	(unaudited)

16          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total
At cost
As at January 1, 2015	$26,415	$2,801	$1,163	$55	$504	$30,938
Additions	500	18	48	—	978	1,544
Dispositions, retirements and other	(880)	(52)	(182)	—	—	(1,114)
Assets under construction put into service	791	57	22	—	(870)	—
As at September 30, 2015	$26,826	$2,824	$1,051	$55	$612	$31,368

Accumulated depreciation
As at January 1, 2015	$19,202	$1,808	$805	$—	$—	$21,815
Depreciation	917	70	82	—	—	1,069
Dispositions, retirements and other	(880)	(51)	(177)	—	—	(1,108)
As at September 30, 2015	$19,239	$1,827	$710	$—	$—	$21,776

Net book value
As at December 31, 2014	$7,213	$993	$358	$55	$504	$9,123

As at September 30, 2015	$7,587	$997	$341	$55	$612	$9,592

The gross carrying value of fully depreciated property, plant and equipment that was still in use as at September 30, 2015, was $2.9 billion (December 31, 2014 — $2.9 billion).

As at September 30, 2015, our contractual commitments for the acquisition of property, plant and equipment were $391 million over a period ending December 31, 2017 (December 31, 2014 — $321 million over a period ending December 31, 2015).

notes to condensed interim consolidated financial statements

17          intangible assets and goodwill

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1]	Total intangible assets and goodwill
At cost
As at January 1, 2015	$245	$228	$3,406	$83	$222	$4,184	$6,390	$10,574	$4,121	$14,695
Additions	—	—	8	3	367	378	1,990	2,368	—	2,368
Additions arising from business acquisitions	—	—	2	—	—	2	—	2	4	6
Dispositions, retirements and other (including capitalized interest)	—	—	(110)	4	—	(106)	24	(82)	—	(82)
Assets under construction put into service	—	—	362	—	(362)	—	—	—	—	—
As at September 30, 2015	$245	$228	$3,668	$90	$227	$4,458	$8,404	$12,862	$4,125	$16,987
Accumulated amortization
As at January 1, 2015	$98	$139	$2,490	$50	$—	$2,777	$—	$2,777	$364	$3,141
Amortization	10	22	285	5	—	322	—	322	—	322
Dispositions, retirements and other	—	—	(110)	—	—	(110)	—	(110)	—	(110)
As at September 30, 2015	$108	$161	$2,665	$55	$—	$2,989	$—	$2,989	$364	$3,353
Net book value
As at December 31, 2014	$147	$89	$916	$33	$222	$1,407	$6,390	$7,797	$3,757	$11,554
As at September 30, 2015	$137	$67	$1,003	$35	$227	$1,469	$8,404	$9,873	$3,761	$13,634

(1)         Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

The gross carrying value of fully amortized intangible assets subject to amortization that were still in use as at September 30, 2015, was $729 million (December 31, 2014 — $706 million). As at September 30, 2015, our contractual commitments for the acquisition of intangible assets were $71 million over a period ending December 31, 2018 (December 31, 2014 — $89 million over a period ending December 31, 2018).

Industry Canada’s AWS-3 spectrum auction occurred during the three-month period ended March 31, 2015. We were the successful auction participant on 15 spectrum licences for a total purchase price of $1.5 billion. In accordance with the auction terms, 20% ($302 million) was remitted to Industry Canada on March 20, 2015, while the remaining balance ($1,209 million) was paid on April 21, 2015.

Industry Canada’s 2500 MHz spectrum auction occurred during the three-month period ended June 30, 2015. We were the successful auction participant on 122 spectrum licences for a total purchase price of $479 million. In accordance with the auction terms, 20% ($96 million) was remitted to Industry Canada on May 27, 2015, while the remaining balance ($383 million) was paid on June 24, 2015.

notes to condensed interim consolidated financial statements	(unaudited)

18          real estate joint ventures

(a)         General

In 2011 we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden which is now our new global headquarters. The new-build office tower was built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2016, is being built to the LEED Gold standard.

In 2013 we partnered, as equals, with two arm’s-length parties (one of which is also our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2018, is to be built to the LEED Platinum standard.

(b)         Real estate joint ventures — summarized financial information

As at (millions)	September 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and temporary investments, net	$26	$11
Escrowed deposits for tenant inducements	20	—
Sales contract deposits held by arm’s-length trustee	6	30
Other	21	7
Property under development — Residential condominiums (subject to sales contracts)	163	—
	236	48
Non-current assets
Property under development
Residential condominiums (subject to sales contracts)	—	106
Investment property	62	228
Investment property	233	—
	295	334
	$531	$382
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$49	$7
Sales contract deposits
Payable	55	—
Held by arm’s-length trustee	6	—
Current portion of senior secured 3.4% bonds, due July 2025	4	—
Construction credit facilities	78	—
Construction holdback liabilities	9	—
Other financial liability [1]	18	—
	219	7
Non-current liabilities
Sales contract deposits
Payable	—	36
Held by arm’s-length trustee	—	30
Construction credit facilities	1	204
Construction holdback liabilities	—	10
Senior secured 3.4% bonds, due July 2025	219	—
Other financial liability [1]	—	18
	220	298
Liabilities	439	305
Owners’ equity
TELUS [2]	36	32
Other partners	56	45
	92	77
	$531	$382

(1)         The Other financial liability is due to us; such amount is non-interest bearing, is secured by an $18 mortgage on the residential condominium tower, is payable in cash and is due subsequent to repayment of the residential condominium tower construction credit facility.

(2)         The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed.

notes to condensed interim consolidated financial statements	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Revenue from investment property	$6	$—	$10	$—
Depreciation and amortization	$3	$—	$5	$—
Interest expense [1]	$3	$—	$5	$—
Net income (loss) and comprehensive income (loss)	$(2)	$—	$(4)	$—

(1)         During the three-month and nine-month periods ended September 30, 2015, the real estate joint ventures capitalized $2 (2014 — $1) and $4 (2014 — $3), respectively, of financing costs.

(c)          Our transactions with the real estate joint ventures

	2015			2014
Three-month periods ended September 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$(1)	$(1)	$—	$—	$—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Our real estate contributed	—	—	—	—	7	7
Deferral of gain on our remaining interest in real estate contributed	—	—	—	—	(2)	(2)
Construction credit facilities financing costs charged by us and other (Note 6)	—	—	—	2	(1)	1
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	12	—	12	13	—	13
Amounts repaid	(95)	—	(95)	—	—	—
Financing costs paid to us	—	—	—	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	2	2	—	1	1
Net increase (decrease)	(83)	1	(82)	14	5	19
Accounts with real estate joint ventures
Balance, beginning of period	140	24	164	92	13	105
Balance, end of period	$57	$25	$82	$106	$18	$124

	2015			2014
Nine-month periods ended September 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$(2)	$(2)	$—	$—	$—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Our real estate contributed	—	—	—	—	7	7
Deferral of gain on our remaining interest in real estate contributed	—	—	—	—	(2)	(2)
Construction credit facilities financing costs charged by us and other (Note 6)	2	—	2	3	(1)	2
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	32	—	32	36	—	36
Amounts repaid	(95)	—	(95)	—	—	—
Financing costs paid to us	(2)	—	(2)	(2)	—	(2)
Funds we advanced or contributed, excluding construction credit facilities	—	6	6	—	3	3
Net increase (decrease)	(63)	4	(59)	37	7	44
Accounts with real estate joint ventures
Balance, beginning of period	120	21	141	69	11	80
Balance, end of period	$57	$25	$82	$106	$18	$124

(1)         Loans and receivables are included in our condensed interim consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)) and an $18 mortgage on the residential condominium tower.

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

notes to condensed interim consolidated financial statements	(unaudited)

During the three-month and nine-month periods ended September 30, 2015, the TELUS Garden real estate joint venture recognized $2 million (2014 — $NIL) and $3 million (2014 — $NIL), respectively, of revenue from our TELUS Garden office tenancy; of this amount, one-half is due to our economic interest in the real estate joint venture and one-half is due to our partner’s economic interest in the real estate joint venture.

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. As at September 30, 2015, the real estate joint venture’s construction-related contractual commitments were approximately $65 million through to 2016 (December 31, 2014 — $100 million through to 2016).

The TELUS Sky real estate joint venture is expected to spend a combined total of approximately $400 million on the construction of a mixed-use tower. As at September 30, 2015, the real estate joint venture’s construction-related contractual commitments were approximately $130 million through to 2018 (December 31, 2014 — $4 million through to 2018).

Operating lease

During the three-month period ended September 30, 2015, we entered into a 20-year operating lease for office space in the TELUS Sky real estate joint venture at market rates; future minimum lease payments are estimated to total approximately $138 million, of which $46 million is due to our economic interest in the real estate joint venture.

Construction credit facilities

The TELUS Garden real estate joint venture has credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide $136 million (December 31, 2014 — $374 million) of construction financing for the project. The TELUS Sky real estate joint venture has credit agreements with three Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project.

The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bears interest at rates in line with similar construction financing facilities.

As at (millions)	Note	September 30, 2015	December 31, 2014
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(b)	$143	$85
Advances		39	102
		182	187
Construction credit facilities commitment — other		296	187
		$478	$374

Other — TELUS Sky

We have guaranteed the payment of 33-1/3% of the TELUS Sky real estate joint venture’s construction credit facility carrying costs, cost overrun and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because either of the arm’s-length co-owners have not paid their pro rata share of project costs, then we have recourse options available, including against such arm’s-length co-owner’s interest in the real estate joint venture.

As at September 30, 2015, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

19          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 24(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2014 — $500 million). This revolving-period securitization agreement was renewed in 2014, its current term ends December 31, 2016, and it requires minimum cash proceeds from monthly sales of interests in certain trade receivables of $100 million. TELUS Communications Inc. is required to maintain at least a BB (December 31, 2014 — BB) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

notes to condensed interim consolidated financial statements	(unaudited)

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at September 30, 2015, we had sold to the trust (but continued to recognize) trade receivables of $115 million (December 31, 2014 — $113 million). Short-term borrowings of $100 million (December 31, 2014 — $100 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

20          provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at July 1, 2015	$324	$40	$148	$512
Additions [1]	—	27	22	49
Use	(2)	(17)	(23)	(42)
Reversal	—	(4)	(1)	(5)
Interest effect	3	—	—	3
As at September 30, 2015	$325	$46	$146	$517
As at January 1, 2015	$320	$41	$107	$468
Additions [1]	—	61	75	136
Use	(3)	(52)	(35)	(90)
Reversal	—	(4)	(2)	(6)
Interest effect	8	—	1	9
As at September 30, 2015	$325	$46	$146	$517
Current	$18	$46	$69	$133
Non-current	307	—	77	384
As at September 30, 2015	$325	$46	$146	$517

(1)         For the three-month and nine-month periods ended September 30, 2015, employee related additions are net of share-based compensation of $11.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes: legal disputes; non-employee related restructuring activities (as discussed further in Note 15); and written put options, contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 23, we are involved in a number of legal claims and are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, written put options in respect of non-controlling interests, contract termination costs and onerous contracts acquired. Cash outflows for the written put options are not expected to occur prior to their initial exercisability in December 2015. In respect of contract termination costs and onerous contracts acquired, cash outflows are expected to occur through mid-2018.

notes to condensed interim consolidated financial statements	(unaudited)

21          long-term debt

(a)         Details of long-term debt

As at (millions)	Note	September 30, 2015	December 31, 2014
TELUS Corporation Notes	(b)	$10,182	$8,437
TELUS Corporation Commercial Paper	(c)	787	130
TELUS Communications Inc. Debentures	(e)	743	743
Long-term debt		$11,712	$9,310
Current		$1,512	$255
Non-current		10,200	9,055
Long-term debt		$11,712	$9,310

(b)         TELUS Corporation Notes

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

				Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	Basis points		Cessation date
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24	2	N/A
5.05% Notes, Series CG 3	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5	2	N/A
5.05% Notes, Series CH 3	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47	2	N/A
3.65% Notes, Series CI 3	May 2011	May 2016	$996.29	$600 million	$600 million	29.5	2	N/A
3.35% Notes, Series CJ 3	December 2012	March 2023	$998.83	$500 million	$500 million	40	4	Dec. 15, 2022
3.35% Notes, Series CK 3	April 2013	April 2024	$994.35	$1.1 billion	$1.1 billion	36	4	Jan. 2, 2024
4.40% Notes, Series CL 3	April 2013	April 2043	$997.68	$600 million	$600 million	47	4	Oct. 1, 2042
3.60% Notes, Series CM 3	November 2013	January 2021	$997.15	$400 million	$400 million	35	2	N/A
5.15% Notes, Series CN 3	November 2013	November 2043	$995.00	$400 million	$400 million	50	4	May 26, 2043
3.20% Notes, Series CO 3	April 2014	April 2021	$997.39	$500 million	$500 million	30	4	Mar. 5, 2021
4.85% Notes, Series CP 3	April 2014	April 2044	$998.74	$500 million	$500 million	46	4	Oct. 5, 2043
3.75% Notes, Series CQ 3	September 2014	January 2025	$997.75	$800 million	$800 million	38.5	4	Oct. 17, 2024
4.75% Notes, Series CR 3	September 2014	January 2045	$992.91	$400 million	$400 million	51.5	4	July 17, 2044
1.50% Notes, Series CS 3	March 2015	March 2018	$999.62	$250 million	$250 million	N/A	5	N/A
2.35% Notes, Series CT 3	March 2015	March 2022	$997.31	$1.0 billion	$1.0 billion	35.5	4	Feb. 28, 2022
4.40% Notes, Series CU 3	March 2015	January 2046	$999.72	$500 million	$500 million	60.5	4	July 29, 2045

(1)          Interest is payable semi-annually.

(2)          The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(3)          This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(4)          At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity other than in the case of the Series CT and Series CU notes where it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(5)          The notes are not redeemable at our option other than in the instance of certain changes in tax laws.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to debt-rating requirements, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2014 — $1.2 billion). Foreign currency forward contracts are used to

notes to condensed interim consolidated financial statements	(unaudited)

manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial pa per debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at September 30, 2015, we had $787 million of commercial paper outstanding, all of which was denominated in U.S. dollars (U.S. $589 million), with an effective weighted average interest rate of 0.57%, maturing through December 2015.

(d)         TELUS Corporation credit facility

As at September 30, 2015, TELUS Corporation had an unsecured, revolving $2.25 billion bank credit facility, expiring on May 31, 2019, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at (millions)	September 30, 2015	December 31, 2014
Net available	$1,463	$2,120
Backstop of commercial paper	787	130
Gross available	$2,250	$2,250

We had $204 million of letters of credit outstanding as at September 30, 2015 (December 31, 2014 — $164 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. In addition, we had arranged incremental letters of credit of $198 million that allowed us to participate in Industry Canada’s AWS-3 auction and 2500 MHz auction, which were held in March 2015 and in April-May 2015, respectively, (see Note 17). Concurrent with funding the purchase of the spectrum licences these incremental letters of credit were extinguished.

(e)          TELUS Communications Inc. debentures

The outstanding Series 2, 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

				Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	Basis points
11.90% Debentures, Series [2]	November 1990	November 2015	$998.50	$125 million	$125 million	N/A (non-redeemable)
10.65% Debentures, Series [3]	June 1991	June 2021	$998.00	$175 million	$175 million	N/A (non-redeemable)
9.65% Debentures, Series 5 [2]	April 1992	April 2022	$972.00	$150 million	$249 million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200 million	$200 million	15 [3]

(1)          Interest is payable semi-annually.

(2)          Series 4 debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four-year period from 1996 to 1999 for Series 5 debentures; $99 million of Series 4 debentures were exchanged for Series 5 debentures.

(3)          At any time prior to the maturity date set out in the table, the debenture is redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

notes to condensed interim consolidated financial statements	(unaudited)

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at September 30, 2015, for each of the next five fiscal years are as follows:

	Cdn. dollars	U.S. dollars
Long-term debt denominated in			Derivative liability
Years ending December 31 (millions)	Debt	Debt	(Receive) [1]	Pay	Total	Total
2015 (balance of year)	$125	$787	$(787)	$780	$780	$905
2016	600	—	—	—	—	600
2017	700	—	—	—	—	700
2018	250	—	—	—	—	250
2019	1,000	—	—	—	—	1,000
Thereafter	8,324	—	—	—	—	8,324
Future cash outflows in respect of long-term debt principal repayments	10,999	787	(787)	780	780	11,779
Future cash outflows in respect of associated interest and like carrying costs [2]	5,357	1	—	—	1	5,358
Undiscounted contractual maturities (Note 4(b))	$16,356	$788	$(787)	$780	$781	$17,137

(1)         Where applicable, principal-related cash flows reflect foreign exchange rates at September 30, 2015

(2)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at September 30, 2015.

22          Common Share capital

(a)         General

Our authorized share capital is as follows:

As at	September 30, 2015	December 31, 2014
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at September 30, 2015, approximately 48 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(b)).

(b)         Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the nine-month period ended September 30, 2015, we purchased for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, approximately 9 million of our Common Shares, pursuant to a normal course issuer bid which ran until September 14, 2015. On September 11, 2015, we announced that we had received approval for a normal course issuer bid to purchase and cancel up to 16 million Common Shares (up to a maximum amount of $500 million) from September 15, 2015, to September 14, 2016, pursuant to which we purchased for cancellation 376,600 Common Shares during the nine-month period ended September 30, 2015. The excess of the purchase price over the average stated value of Common Shares purchased for cancellation is charged to retained earnings. We cease to consider Common Shares outstanding on the date of our purchase of the Common Shares, although the actual cancellation of the Common Shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at such times when we would not be permitted to trade in our own Common Shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

In respect of our 2016 normal course issuer bid, during the month ended October 31, 2015, 251,600 Common Shares were purchased by way of the automatic share purchase plan at a cost of $11 million.

notes to condensed interim consolidated financial statements	(unaudited)

23          contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

Certified class actions

Certified class actions against us include:

•                  A 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this certification decision have now been exhausted.

•                  A 2008 class action brought in Ontario which alleged breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. In November 2014, an Ontario class was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims. The certification decision is currently under appeal.

•                  A 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against TELUS in the 2008 class action. That judgment is under appeal.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action.

Uncertified class actions

Uncertified class actions against us include:

•                  Two 2005 class actions brought against us in British Columbia and Alberta, respectively, alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient;

•                  A 2008 class action brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench has declared that class action expired as of 2009;

•                  A 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects;

•                  A 2015 class action brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, creates a nuisance, and constitutes an abuse of right pursuant to Quebec laws;

notes to condensed interim consolidated financial statements	(unaudited)

•                  2014 class actions brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations;

•                  A number of class actions against Canadian telecommunications carriers alleging various causes of action in connection with the collection of system access fees, including:

•                  Companion class actions to the certified 2004 Saskatchewan class action, filed in eight of the nine other Canadian provinces, the status of which is as follows:

•                  British Columbia: dismissed;

•                  Alberta: an application for an order that this claim has expired was dismissed in July 2015 but is under appeal;

•                  Manitoba: stayed, but the stay is under appeal;

•                  Ontario: application to dismiss is pending;

•                  Quebec, New Brunswick and Newfoundland and Labrador: dormant; and

•                  An application by other defendants to stay the Nova Scotia class action was initially unsuccessful, but on April 9, 2015, the Nova Scotia Court of Appeal ordered that the claim be permanently and unconditionally stayed against those defendants. The Plaintiff has sought to appeal this decision to the Supreme Court of Canada;

•                  A second class action filed in 2009 in Saskatchewan by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action, following the enactment of opt-out class action legislation in that province. This claim makes substantially the same allegations as the certified 2004 Saskatchewan class action, and was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s separate applications to appeal and lift the stay were denied in 2013;

•                  A class action filed in 2011 in British Columbia, alleging misrepresentation and unjust enrichment. On June 5, 2014, the B.C. Supreme Court dismissed the Plaintiff’s application for certification of this class action. The Plaintiff’s appeal of that decision was dismissed on June 9, 2015. The Plaintiff has sought leave to appeal this decision to the Supreme Court of Canada; and

•                  A class action filed in 2013 in Alberta by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action. This class action appears to be a nullity, and plaintiff’s counsel filed a replacement class action in 2014. On March 10, 2015, the Alberta Court of Queen’s Bench stayed the 2014 class action on an interim basis. On October 7, 2015, the Alberta Court of Appeal allowed an appeal of this decision and stayed the 2014 class action on a permanent basis.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. The potential for liability and magnitude of potential loss cannot be readily determined at this time.

24          related party transactions

(a)         Investments in significant controlled entities

		September 30, 2015	December 31, 2014
As at	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2015	2014	2015	2014
Short-term benefits	$3	$3	$9	$8
Post-employment pension [1] and other benefits	1	—	4	3
Termination benefits	8	—	8	—
Share-based compensation [2]	20	5	35	20
	$32	$8	$56	$31

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the three-month and nine-month periods ended September 30, 2015, share-based compensation is net of $NIL (2014 — $NIL) and $3 (2014 — $2), respectively, of the effects of derivatives used to manage share-based compensation costs (Note 13(c)). For the three-month and nine-month periods ended September 30, 2015, $2 (2014 — $(2)) and $1 (2014 — $1), respectively, are included in share-based compensation representing restricted stock unit and deferred share unit expense arising from changes in the fair market value of the corresponding Common Shares, which is not affected by derivatives used to manage share-based compensation costs. For the three-month and nine-month periods ended September 30, 2015, share-based compensation of $11 was included in restructuring costs (Note 15).

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2015 and 2014. In respect of our key management personnel, for the three-month and nine-month periods ended September 30, 2015, the total grant date fair value of restricted stock units awarded was $NIL (2014 — $NIL) and $27 million (2014 — $22 million), respectively; no share options were awarded to our key management personnel in fiscal 2015 or 2014. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2015 and 2014 awards are included in the amounts in the table above.

During the three-month period ended September 30, 2015, key management personnel (including retirees) exercised 52,560 share options that had an intrinsic value of $1 million at the time of exercise, reflecting a weighted average price at the date of exercise of $43.67. During the nine-month period ended September 30, 2015, key management personnel (including retirees) exercised 68,062 share options that had an intrinsic value of $2 million at the time of exercise, reflecting a weighted average price at the date of exercise of $43.41. During the three-month period ended September 30, 2014, key management personnel (including retirees) did not exercise any share options. During the nine-month period ended September 30, 2014, key management personnel (including retirees) exercised 181,700 share options that had an intrinsic value of $4 million at the time of exercise, reflecting a weighted average price at the date of exercise of $39.77.

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	September 30, 2015	December 31, 2014
Restricted stock units	$49	$50
Deferred share units [1]	32	31
	$81	$81

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and nine-month periods ended September 30, 2015, $3 (2014 — $2) and $3 (2014 — $6), respectively, was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18 — 24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control the Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(c)          Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2015, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2014 — $2 million) and $6 million (2014 — $4 million), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(d)   Transactions with real estate joint ventures

During the three-month and nine-month periods ended September 30, 2015 and 2014, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18.

25          additional financial information

(a)         Statements of financial position

As at (millions)	Note	September 30, 2015	December 31, 2014
Accounts receivable
Customer accounts receivable	4(a)	$1,169	$1,214
Accrued receivables — customer		166	120
Allowance for doubtful accounts	4(a)	(50)	(44)
		1,285	1,290
Accrued receivables — other		145	193
		$1,430	$1,483
Inventories [1]
Wireless handsets, parts and accessories		$365	$284
Other		42	36
		$407	$320
Other long-term assets
Pension assets		$48	$49
Investments		66	49
Other		148	115
		$262	$213
Accounts payable and accrued liabilities
Accrued liabilities		$852	$857
Payroll and other employee related liabilities		415	399
Restricted stock units liability		100	122
		1,367	1,378
Trade accounts payable		520	458
Interest payable		134	105
Other		79	78
		$2,100	$2,019
Advance billings and customer deposits
Advance billings		$699	$686
Regulatory deferral accounts		11	17
Deferred customer activation and connection fees		19	21
Customer deposits		24	29
		$753	$753
Other long-term liabilities
Pension and other post-retirement liabilities		$787	$690
Other		140	128
Restricted stock units and deferred share units liabilities		113	60
		1,040	878
Regulatory deferral accounts		10	16
Deferred customer activation and connection fees		31	37
		$1,081	$931

(1)         Cost of goods sold for the three-month and nine-month periods ended September 30, 2015, was $461 (2014 — $400) and $1,270 (2014 — $1,113) respectively.

(b)         Statements of cash flows

		Three months		Nine months
Periods ended September 30 (millions)	Note	2015	2014	2015	2014
Net change in non-cash operating working capital
Accounts receivable		$(94)	$(23)	$53	$80
Inventories		(42)	(19)	(87)	17
Prepaid expenses		50	53	(132)	(91)
Accounts payable and accrued liabilities		163	217	79	143
Income and other taxes receivable and payable, net		21	(36)	89	(163)
Advance billings and customer deposits		14	(7)	(2)	—
Provisions		(21)	(2)	8	(55)
		$91	$183	$8	$(69)

notes to condensed interim consolidated financial statements	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2015	2014	2015	2014
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	16	$(496)	$(537)	$(1,544)	$(1,461)
Intangible assets	17	(127)	(120)	(378)	(328)
		(623)	(657)	(1,922)	(1,789)
Change in associated non-cash investing working capital		7	70	19	70
		$(616)	$(587)	$(1,903)	$(1,719)
Cash payments for acquisitions and related investments
Acquisitions and related investments		$—	$(6)	$(6)	$(41)
Cash acquired		—	—	—	1
Change in associated non-cash investing working capital and non-current provisions		(5)	—	(4)	(6)
		$(5)	$(6)	$(10)	$(46)
Dividends paid to holders of Common Shares	12
Current period dividends
Declared		$(252)	$(233)	$(748)	$(691)
Of which was payable at end of period		252	233	252	233
		—	—	(496)	(458)
Dividends declared in a previous fiscal period, payable in current fiscal period		(253)	(234)	(244)	(222)
		$(253)	$(234)	$(740)	$(680)
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)
Normal course issuer bid purchase of Common Shares		$(110)	$(151)	$(401)	$(500)
Change in associated non-cash financing working capital		(30)	(13)	(1)	—
		(140)	$(164)	(402)	$(500)
Long-term debt issued
TELUS Corporation Commercial Paper		$2,773	$1,390	$3,810	$3,387
TELUS Corporation credit facility		270	120	780	1,034
TELUS Corporation Notes		—	1,195	1,747	2,193
		$3,043	$2,705	$6,337	$6,614
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(1,986)	$(1,932)	$(3,153)	$(3,232)
TELUS Corporation credit facility		(670)	(120)	(780)	(1,034)
TELUS Corporation Notes		—	(500)	—	(500)
		$(2,656)	$(2,552)	$(3,933)	$(4,766)
Interest paid
Amount paid in respect of interest expense		$(115)	$(85)	$(329)	$(270)
Amount paid in respect of long-term debt prepayment premium		—	(13)	—	(13)
		$(115)	$(98)	$(329)	$(283)